Filed Pursuant to Rule 424(b)(3)
                                                          SEC File No. 333-82180

                            PROSPECTUS SUPPLEMENT TO

                        PROSPECTUS DATED FEBRUARY 5, 2002

                           QUICKSILVER RESOURCES INC.

                                1,022,850 Shares

                                  Common Stock


     This prospectus supplement relates to the sale of 1,022,850 shares of our common stock as detailed below:

..    37,100  shares  that  may  be  sold  from  time  to  time  by  the  selling stockholders named in the prospectus to which this supplement relates; and

..    985,750 shares that have been or may be issued under warrants issued by MSR
     Exploration Ltd. on March 31, 1997 and assumed by us upon the merger of MSR into us on March 4, 1999.

     We will not receive any of the proceeds from sales by the selling stockholders, but we have received and will receive proceeds from the issuance of our common stock upon exercise of the warrants. Sales may be effected by the selling stockholders at market prices prevailing at the time of the sale, at prices related to market prices or at negotiated prices. The exercise of unexercised warrants may take place at any time and from time to time prior to 5:00 p.m. local time on March 31, 2002.

     On February 26, 2002, holders of the warrants transferred warrants exercisable for 430,000 shares of our common stock at an exercise price of $12.50 per share to five unrelated purchasers. Three of those purchasers subsequently exercised the warrants they acquired. We issued 330,000 shares of our common stock upon such exercise and received $4,125,000 in proceeds.

     On March 20, 2002, we entered into an agency agreement with Sanders Morris Harris Inc. pursuant to which Sanders Morris identified, for the holders of the warrants, purchasers of warrants exercisable for 495,000 shares of our common stock at an exercise price of $20.00 per share. Sanders Morris will be paid a fee by us of 3% of the aggregate proceeds received upon the exercise of such warrants, or $297,000 in the aggregate if all of the warrants for which Sanders identified purchasers are exercised.

     We have agreed to indemnify Sanders Morris against liabilities under the Securities Act of 1933 or to contribute to payments that may be required to be made in respect of those liabilities.

     Our common stock is traded on the New York Stock Exchange under the symbol "KWK." On March 19, 2002, the last reported sale price of our common stock on the NYSE was $20.55 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     Our principal executive offices are located at 777 West Rosedale Street, Suite 300 in Fort Worth, Texas 76104, and our telephone number is (817) 665-5000.

            The date of this prospectus supplement is March 20, 2002.